Exhibit A                                                        EX.99.CODE ETH

                            THE ROCKLAND FUNDS TRUST

                                 CODE OF ETHICS
         FOR PRINCIPAL EXECUTIVE OFFICER & PRINCIPAL FINANCIAL OFFICER


The Rockland Funds Trust (the "Fund") requires the Principal Executive Officer, Principal Financial Officer, or other Fund officers performing similar functions (the "Principal Officers"), to maintain the highest ethical and legal standards while performing their duties and responsibilities to the Fund, with particular emphasis on those duties that relate to the preparation and reporting of the financial information of the Fund. The following principles and responsibilities shall govern the professional conduct of the Principal
Officers:

1.   HONEST AND ETHICAL CONDUCT

     The Principal Officers shall act with honesty and integrity, ethically handle actual or apparent conflicts of interest between personal and professional relationships, and shall report any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest between their interests and those of the Fund to the Audit Committee, the full Board of Trustees of the Fund, and, in addition, to any other appropriate person or entity that may reasonably be expected to deal with any conflict of interest in timely and expeditious manner.

     The Principal Officers shall act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated or compromised.

2.   FINANCIAL RECORDS AND REPORTING

     The Principal Officers shall provide full, fair, accurate, timely and understandable disclosure in the reports and/or other documents to be filed with or submitted to the Securities and Exchange Commission or other applicable body by the Fund, or that is otherwise publicly disclosed or communicated. The Principal Officers shall comply with applicable rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies.

     The Principal Officers shall respect the confidentiality of information acquired in the course of their work and shall not disclose such information except when authorized or legally obligated to disclose. The Principal Officers will not use confidential information acquired in the course of their duties as Principal Officers.

     The Principal Officers shall share knowledge and maintain skills important and relevant to the Fund's needs; shall proactively promote ethical behavior of the Fund's employees and as a partner with industry peers and associates; and shall maintain control over and responsibly manage assets and resources employed or entrusted to them by the Fund.

3.   COMPLIANCE WITH LAWS, RULES AND REGULATIONS

     The Principal Officers shall establish and maintain mechanisms to oversee the compliance of the Fund with applicable federal, state or local law, regulation or administrative rule, and to identify, report and correct in a swift and certain manner, any detected deviations from applicable federal, state or local law, regulation or rule.

4.   COMPLIANCE WITH THIS CODE OF ETHICS

     The Principal Officers shall promptly report any violations of this Code of Ethics to the Audit Committee as well as the full Board of Trustees of the Fund and shall be held accountable for strict adherence to this Code of Ethics. A proven failure to uphold the standards stated herein shall be grounds for such sanctions as shall be reasonably imposed by the Board of Trustees of the Fund.

5.   AMENDMENT AND WAIVER

     This Code of Ethics may only be amended or modified by approval of the Board of Trustees. Any substantive amendment that is not technical or administrative in nature or any material waiver, implicit or otherwise, of any provision of this Code of Ethics shall be communicated publicly in accordance with Item 2 of Form N-CSR under the Investment Company Act of 1940, as amended.